Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

(All dollar amounts in United States dollars (US$))

GOLDCORP FIRST QUARTER OPERATING CASH FLOW INCREASES 27%

ON STRONG GOLD PRODUCTION

Vancouver, British Columbia – May 7, 2009 – GOLDCORP INC. (GG: NYSE; G: TSX) today reported net earnings of $290.9 million, or $0.40 per share, for the quarter ended March 31, 2009, an increase of 27% over the first quarter of 2008.  Adjusted net earnings1 in the quarter were $169.3 million, or $0.23 per share.

First Quarter 2009 Highlights

•	Gold production increased 18% over the 2008 period to 616,500 ounces.

•	Total cash costs[2] were $288 per gold ounce on a by-product basis and $353 on a co-product basis.

•	Operating cash flows before changes in working capital[3] totalled $303.1 million or $0.42 per share.

•	Cash and equivalents totalled $261 million at March 31, 2009, with net cash at $157 million.

•	Peñasquito construction remained on schedule for mid-year 2009 mechanical completion and commercial production January 1, 2010.

•	Plans were announced for the development of the Cochenour project at Red Lake.

•	Dividends paid amounted to $32.9 million.

“Our focus on execution and operational excellence provided a solid start to 2009,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “Gold production grew by over 94,000 ounces compared to last year’s first quarter as nearly every mine met or exceeded internal forecasts.  Our total cash costs remained the lowest among the senior gold group, providing Goldcorp shareholders with increasing cash margins and full exposure to rising gold prices.  With approximately 90% of our first quarter revenue coming from gold sales, we were particularly pleased to see our strong gold production more than offset the impact of lower by-product metals prices.

“We are reinvesting our growing cash flows to fund key growth initiatives, including Peñasquito in Mexico, Pueblo Viejo in the Dominican Republic and the Red Lake camp in Ontario, Canada.  The team at Peñasquito made good progress toward mechanical completion of the first milling circuit, setting the stage for production of first concentrates from sulphides late in 2009.  Construction at Pueblo Viejo also continued on schedule, with initial production expected in the fourth quarter of 2011.

“We are pleased to announce important progress on another key development project, as we have increased our 2009 budget at the Cochenour project at Red Lake and have outlined a timeline toward feasibility and construction at this major deposit.  This multi-year focus on optimizing our Red Lake assets will provide an important contribution to our growth profile over the long term.”

Financial Review

Gold sales in the first quarter increased to 607,900 ounces at a total cash cost of $288 per ounce, compared with 517,800 ounces at a total cash cost of $238 per ounce in the first quarter of 2008.  On a co-product basis, total cash costs were $353 per ounce compared to $395 per ounce in 2008.  On both a by-product and co-product basis, Goldcorp remains the lowest cost, highest margin senior gold producer in the industry.

Adjusted net earnings totaled $169.3 million, or $0.23 per share, similar to that earned in the first quarter of 2008.  An increase in gold revenues offset the decrease in silver and copper revenues while expenses remained the same. Operating cash flow before non-cash working capital adjustments increased 27% to $303.1 million compared to $239.1 million in last year’s first quarter. Reported net earnings in the quarter increased 27% to $290.9 million compared to net earnings of $229.5 million in the first quarter of 2008.

Operations Review

Gold production at Red Lake increased to 161,900 ounces at a total cash cost of $265 per ounce compared to gold production of 128,500 ounces at a total cash cost of $369 in the first quarter of 2008. Beyond incremental production improvements in 2009, the focus at Red Lake will remain on development and exploration advances to provide greater mining flexibility in future years.   Drilling in the shallower portions of the High Grade zone continued to demonstrate high gold grades in excess of one ounce per ton.

Goldcorp also experienced improved performance versus the first quarter of 2008 at its two other mines in Ontario, Canada.  At Porcupine, gold production increased by 17% to 78,300 ounces while cash costs decreased by 29%.  At Musselwhite, gold production increased 41% to 54,600 while cash costs decreased by 29%.  In both cases, higher grades and mill throughput drove improvements from the 2008 period.

At Los Filos in Guerrero state, gold production reached a new quarterly high of 60,500 ounces as the mine continued its steady ramp-up. El Sauzal production of 70,900 gold ounces exceeded plan, as forecast 2009 production is expected to drop consistent with its declining mine life.  San Dimas benefited from strengthening gold and silver grades, producing 27,700 ounces of gold and 1.3 million ounces of silver. Marlin mine in Guatemala continued its pattern of strong performance as well, producing 64,500 ounces of gold and 857,200 ounces of silver.  The Company also completed its state-of-the-art tailings dam water treatment facility in the first quarter.

Currently, Goldcorp’s Mexican mines and projects continue to operate normally despite the H1N1 flu outbreak in some parts of that country.  Adequate supplies and manpower are currently reaching all sites in Mexico and contingency plans are in place.  Out of concern for the safety and well-being of its employees and local residents, all non-essential travel has been suspended until the flu outbreak has run its course.

Development Project Update

At Peñasquito, the first phase of the sulphide process plant remains on track for commencement of commissioning in mid-2009, with production of first metals concentrates anticipated in the fourth quarter of 2009.  Mining activity at the site has been very successful, with mining rates now averaging over 500,000 tonnes per day and over three million tonnes of sulphide ore added to stockpiles.   Commissioning of the primary crusher commenced early in the second quarter with the first material crushed and conveyed on April 10th.  Exploration activity at Peñasquito is focused on a number of compelling regional targets, including delineation drilling at Noche Buena and initial drill tests at El Quemado and Gallos Blancos.

Goldcorp also announced today plans for the development of the Cochenour project at the Red Lake gold district in Ontario, Canada.  Cochenour combines the existing workings of Goldcorp’s historic Cochenour mine with the contiguous and down-dip Bruce Channel gold discovery acquired by Goldcorp in the Gold Eagle transaction in September 2008.

Cochenour is an important step in the optimization of long-term development plans for Goldcorp’s entire Red Lake asset portfolio.  Other initiatives associated with this program include the ongoing expansion of the Red Lake mine, the assessment of possible open pit mining opportunities and the third quarter completion of the 4199 exploration drift, which will allow for a resumption of routine exploration and in-fill drilling in the High Grade Zone for the first time in four years.

Ongoing development activities of the Cochenour project during 2009 include the preparation of a study to determine the preferred alternative for accessing the Bruce Channel deposit, including alternative consideration of a shaft on MacKenzie Island, a shaft on the mainland, or utilizing the company’s existing Cochenour shaft in conjunction with the development of a new internal winze or high-speed underground access from the Red Lake complex. Planned activities also include immediately commencing the dewatering of the existing Cochenour shaft, which will facilitate the exploration of the Bruce Channel main zone.  No mineral resource yet exists for Cochenour, but for the purposes of initial scope estimates the Company is sizing the project at approximately 5 million ounces of gold.  The Company is targeting completion of a pre-feasibility study and commencement of shaft or winze development during 2010.  The total investment for initial development during 2009, exclusive of the existing $6 million drilling budget, is estimated at $12 million.

Exploration drilling also continued at another key Canadian development project, Éléonore in Quebec.  Strong assay results in the deep mineralized zone to the north continued to support ongoing work on an internal prefeasibility study planned for the end of 2009.  Environmental and social impact assessment work is continuing.

In the Dominican Republic, the Company expects to invest approximately $430 million in the Pueblo Viejo project in 2009.  Development of the project continued to track on budget and on schedule for initial gold production in the fourth quarter of 2011 at a total initial capital cost of $2.7 billion or $1.1 billion for Goldcorp’s account.  Goldcorp’s 40% share of gold production in the first five full years of the mine’s life is expected to average approximately 400,000 ounces at total cash costs of between $275 and $300 per ounce.  Goldcorp’s share of proven and probable gold reserves at Pueblo Viejo amounts to 8.96 million ounces.

Outlook

“Over the balance of 2009, we will remain focused on delivering on our operating, development and financial targets,” added Jeannes.  “We remain confident in our existing production and cash costs guidance of approximately 2.3 million ounces of gold at a total cash cost of approximately $365 per ounce on a by-product basis and $400 per ounce on a co-product basis. With a 50% growth profile over the next five years and a focus on operating in safe jurisdictions, Goldcorp continues to represent a compelling opportunity for investors seeking exposure to gold as a safe haven in an environment of economic uncertainty.”

This release should be read in conjunction with Goldcorp’s first quarter 2009 unaudited MD&A report on the Company's website, www.goldcorp.com, in the “Investors” section under “Financials”.

A conference call will be held today at 10:00 a.m. (PDT) to discuss the first quarter results. Participants may join the call by dialing toll free 1-866-540-8136 or 1-416-340-8010 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until June 4th, 2009 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US. Passcode: 3223607. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is North America’s lowest-cost and fastest growing senior gold producer.  Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

(1)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 26 of the 2009 first quarter MD&A for a reconciliation of adjusted earnings to reported net earnings.

(2)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Refer to page 25 of the 2009 first quarter MD&A for a reconciliation of total cash costs to reported operating expenses.

(3)
Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company's ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $298.1million in the first quarter ended March 31, 2009.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2008, available on www.sedar.com, and Form 40-F for the year ended December 31, 2008 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
VP, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: (604) 696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL HIGHLIGHTS

(in millions of United States dollars, except per share and per ounce amounts)

		Three Months Ended
		March 31
		2009	2008

Gold produced (ounces)		616,500	521,900
Gold sold (ounces)		607,900	517,800
Copper produced (thousands of pounds)		30,600	29,700
Copper sold (thousands of pounds)		26,100	19,900
Silver produced (ounces)		2,821,500	2,965,400
Silver sold (ounces)		2,256,600	3,169,400
Average realized gold price (per ounce)		$912	$932
Average London spot gold price (per ounce)		$908	$925
Average realized copper price (per pound)		$2.29	$5.18
Average London spot copper price (per pound)		$1.56	$3.52
Average realized silver price (per ounce)		$7.54	$17.42
Average London spot silver price (per ounce)		$13.12	$17.59
Total cash costs – by-product (per gold ounce)		$288	$238
Total cash costs – co-product (per gold ounce)		$353	$395
Production Data:
Red Lake gold mines :	Tonnes of ore milled	189,500	170,300
	Average mill head grade (grams per tonne)	27	23
	Gold ounces produced	161,900	128,500
	Total cash cost per ounce – by product	$265	$369
Porcupine mine :	Tonnes of ore milled	998,700	964,800
	Average mill head grade (grams per tonne)	2.82	2.37
	Gold ounces produced	78,300	66,800
	Total cash cost per ounce – by product	$450	$634
Musselwhite mine :	Tonnes of ore milled	319,800	270,200
	Average mill head grade (grams per tonne)	5.72	4.86
	Gold ounces produced	54,600	38,800
	Total cash cost per ounce – by product	$532	$746
San Dimas mine :	Tonnes of ore milled	164,100	173,200
	Average mill head grade (grams per tonne) - gold	5.40	4.72
	Average mill head grade (grams per tonne) - silver	266	302
	Gold ounces produced	27,700	24,100
	Silver ounces produced	1,323,000	1,494,800
	Total cash cost per ounce – by product	$257	$383
	Total cash cost per ounce – co product	$257	$383
Los Filos mine :	Tonnes of ore mined	6,395,000	5,145,700
	Tonnes of waste removed	7,620,400	5,685,400
	Tonnes of ore processed	6,436,700	4,911,300
	Average grade processed (grams per tonne)	0.54	0.75
	Gold ounces produced	60,500	48,300
	Total cash cost per ounce – by product	$467	$277

SUMMARIZED FINANCIAL HIGHLIGHTS (continued) (in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended
		March 31
		2009	2008
Production Data:
El Sauzal mine :	Tonnes of ore mined	670,500	636,500
	Tonnes of waste removed	817,900	1,131,300
	Tonnes of ore milled	524,600	508,900
	Average mill head grade (grams per tonne)	4.47	3.69
	Gold ounces produced	70,900	56,500
	Total cash cost per ounce – by product	$120	$159
Marlin mine :	Tonnes of ore milled	531,500	552,500
	Average mill head grade (grams per tonne) - gold	3.87	4.37
	Average mill head grade (grams per tonne) - silver	77	88
	Gold ounces produced	64,500	70,300
	Silver ounces produced	857,200	906,700
	Total cash cost per ounce – by product	$217	$55
	Total cash cost per ounce – co product	$327	$241
Alumbrera mine :	Tonnes of ore mined	2,179,000	1,261,100
	Tonnes of waste removed	5,839,000	7,394,700
	Tonned of ore milled	3,341,600	3,442,400
	Average mill head grade (grams per tonne) - gold	0.60	0.63
	Average mill head grade (%) - copper	0.51	0.50
	Gold ounces produced	47,200	51,100
	Copper (thousands of pounds) produced	30,600	29,700
	Total cash cost per ounce – by product	$(368)	$(1,610
	Total cash cost cost per ounce – co product	$348	$287
Marigold mine :	Tonnes of ore mined	1,280,600	1,100,300
	Tonnes of waste removed	5,825,600	5,891,600
	Tonnes of ore processed	1,280,600	1,100,300
	Average grade processed (grams per tonne)	0.50	0.52
	Gold ounces produced	16,600	22,000
	Total cash per ounce – by product	$728	$561
Wharf mine :	Tonnes of ore mined	696,600	764,600
	Tonnes of ore processed	633,100	661,200
	Average grade processed (grams per tonne)	0.75	0.99
	Gold ounces produced	15,300	11,600
	Total cash per ounce – by product	$674	$568
Financial Data:
Cash flow from operating activities (before changes in non-cash working capital)		$303.3	$239.1
Net earnings		$290.9	$229.5
Earnings per share - basic		$0.40	$0.32
Adjusted earnings per share - basic		$0.23	$0.23
Weighted average number of shares outstanding (000’s)		729,751	709,296

Consolidated Statements of Earnings
(US dollars in millions, except for share and per share amounts – Unaudited)
	Three Months Ended March 31
	2009	2008
Revenues	$624.8	$626.7
Operating expenses	258.6	258.5
Depreciation and depletion	126.3	111.2
Earnings from mine operations	239.9	257.0
Corporate administration (1)	30.0	25.1
Exploration	8.1	12.5
Earnings from operations	201.8	219.4
Other income (expenses)
Interest and other income (expenses)	(0.3)	9.7
Interest expense and finance fees	(0.5)	(5.6)
Share of income of equity investee	-	3.8
Gain (loss) on foreign exchange	116.7	(66.6)
Gain (loss) on non-hedge derivatives, net	1.0	(31.6)
Gain (loss) on securities, net	0.3	(1.5)
Gain on disposition of Silver Wheaton shares	-	292.5
Dilution gains (loss)	(0.7)	2.1
	116.5	202.8
Earnings before taxes and non-controlling interests	318.3	422.2
Income and mining taxes	(27.1)	(183.6)
Non-controlling interests	(0.3)	(9.1)
Net earnings	$290.9	$229.5
(1)Stock based compensation expense (a non-cash item) is included in corporate administration	$9.5	$4.4
Net earnings per share
Basic	$0.40	$0.32
Diluted	0.40	0.32
Weighted average number of shares outstanding (000’s)
Basic	729,751	709,296
Diluted	733,226	714,758

The accompanying notes form an integral part of these unaudited interim consolidated financial statements (available on www.goldcorp.com).

Consolidated Balance Sheets
 (US dollars in millions – Unaudited)
	March 31 2009	December 31 2008
Assets
Cash and cash equivalents	$260.8	$262.3
Marketable securities	16.2	10.1
Accounts receivable	201.1	178.6
Income and mining taxes receivable	12.8	15.6
Future income and mining taxes	4.3	3.3
Inventories and stockpiled ore	258.5	226.2
Other	63.2	66.2
Current assets	816.9	762.3
Mining interests	17,316.2	17,062.5
Deposits on mining interest expenditures	203.6	230.8
Goodwill	761.8	761.8
Stockpiled ore	87.1	92.6
Investments	120.4	71.9
Other	22.4	26.9
	$19,328.4	$19,008.8
Liabilities
Accounts payable and accrued liabilities	$278.8	$294.0
Income and mining taxes payable	191.4	-
Future income and mining taxes	26.1	181.5
Current portion of long-term debt	9.1	-
Current liabilities	505.4	475.5
Income and mining taxes payable	22.0	28.0
Future income and mining taxes	3,092.2	3,203.9
Long-term debt	95.0	5.3
Reclamation and closure cost obligations	274.3	273.1
Other	22.2	12.7
	4,011.1	3,998.5
Non-controlling interests	51.1	51.2
Shareholders’ Equity
Common shares, share purchase warrants, and stock options	12,647.5	12,625.2
Retained earnings	2,495.0	2,237.0
Accumulated other comprehensive income	123.7	96.9
	2,618.7	2,333.9
	15,266.2	14,959.1
	$19,328.4	19,008.8

The accompanying notes form an integral part of these unaudited interim consolidated financial statements (available on www.goldcorp.com).

Consolidated Statements of Cash Flows
 (US dollars in millions – Unaudited)
	Three Months Ended March 31
	2009	2008
Operating Activities
Net earnings	$290.9	$229.5
Reclamation expenditures	(4.2)	(3.2)
Items not affecting cash
Depreciation and depletion	126.3	111.2
Stock based compensation expense	9.5	4.4
Share of income of equity investee	-	(3.8)
Unrealized loss (gain) on non-hedge derivatives	(0.9)	23.5
Loss (gain) on securities, net	(0.3)	0.9
Gain on disposition of Silver Wheaton shares	-	(292.5)
Dilution gains (loss)	0.7	(2.1)
Future income and mining taxes	(1.8)	108.6
Non-controlling interests	0.3	9.1
Unrealized loss (gain) on foreign exchange and other	(117.2)	53.5
Change in non-cash working capital	(5.2)	(22.8)
Cash provided by operating activities	298.1	216.3
Investing Activities
Expenditures on mining interests	(260.2)	(194.7)
Deposits on mining interest expenditures	(94.2)	(124.4)
Proceeds from disposition of Silver Wheaton shares, less cash	-	1,505.1
Purchase of securities	(21.5)	-
Other	0.3	(0.5)
Cash provided by (used in) investing activities	(375.6)	1,185.5
Financing Activities
Debt borrowings	204.0	-
Debt repayments	(105.0)	(645.0)
Common shares issued, net	10.4	40.4
Dividends paid to common shareholders	(32.9)	(31.9)
Cash provided by (used in) financing activities	76.5	(636.5)
Effect of exchange rate changes on cash and cash equivalents	(0.5)	(7.2)
Increase (decrease) in cash and cash equivalents	(1.5)	758.1
Cash and cash equivalents, beginning of period	262.3	510.8
Cash and cash equivalents, end of period	$260.8	$1,268.9

The accompanying notes form an integral part of these unaudited interim consolidated financial statements (available on www.goldcorp.com).